Mail Stop 3561

May 3, 2006

<u>By U.S. Mail</u>

Mr. Philip Green
Chief Executive
United Utilities PLC
Dawson House, Great Sankey,
Warrington, WA5 3 LW, England

   Re: **United Utilities PLC**
      Form 20-F for the year ended March 31, 2005
      Filed December 9, 2005
      File No. 1-14744

Dear Mr. Green:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       William Choi
       Accounting Branch Chief